CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED DECEMBER 31, 2007

(Expressed in thousands of Canadian Dollars)
(Unaudited)

These financial statements have not been reviewed by the Company's auditors

TASEKO MINES LIMITED
Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)

	December 31	September 30
	2007	2007
	(unaudited)
ASSETS

Current assets
Cash and equivalents	$55,169	$37,636
Restricted cash	4,400	4,400
Marketable securities and investments (note 4)	18,785	18,542
Accounts receivable	14,364	12,021
Advances to related party (note 7)	293	807
Inventory (note 5)	20,257	18,058
Prepaid expenses	1,174	1,069
Current portion of promissory note	2,809	2,086
	117,251	94,619

Reclamation deposits	34,168	33,396
Promissory note	72,705	72,350
Mineral properties, plant and equipment (note 6)	201,283	176,898
	$425,407	$377,263

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$22,439	$30,435
Current portion of deferred revenue	175	175
Current portion of royalty obligation	2,809	2,086
Income taxes	1,074	6,573
Current portion of future income taxes	–	5,320
	26,497	44,589

Income taxes	25,086	24,645
Royalty obligation	62,967	63,330
Deferred revenue	1,006	1,050
Convertible debt	41,658	41,008
Site closure and reclamation costs (note 8)	13,909	17,441
Future income taxes	24,358	21,540
	195,481	213,603

Shareholders' equity
Share capital	252,130	205,040
Equity component of convertible debt	13,655	13,655
Tracking preferred shares	26,642	26,642
Contributed surplus	11,333	8,633
Accumulated other comprehensive income	2,532	2,338
Deficit	(76,366)	(92,648)
	229,926	163,660
	$425,407	$377,263

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Russell E. Hallbauer	/s/ Jeffrey R. Mason
Russell E. Hallbauer	Jeffrey R. Mason
Director	Director

TASEKO MINES LIMITED
Consolidated Statements of Operations and Comprehensive Income
(Unaudited - Expressed in thousands of Canadian Dollars, except per share amounts)

	Three months ended December 31
	2007	2006

Revenue
Copper	$38,163	$53,159
Molybdenum	6,761	3,258
	44,924	56,417
Cost of sales	(25,039)	(36,633)
Amortization	(701)	(437)
Operating profit	19,184	19,347

Expenses (income)
Accretion of reclamation obligation	307	339
Exploration	2,123	1,912
Foreign exchange	40	(1,505)
Asset retirement obligation change of estimates (note 8)	(2,413)	–
General and administration	1,956	1,368
Interest and other income	(2,535)	(2,778)
Interest expense	1,148	1,191
Interest accretion on convertible debt	742	716
Stock-based compensation	2,772	759
Change in fair value of financial instruments	77	(28)
	4,217	1,974

Earnings before income taxes	14,967	17,373

Income tax expense	1,224	1,808
Future income tax expense (recovery)	(2,539)	3,845
Net earnings for the period	$16,282	$11,720

Other comprehensive loss (income)
Unrealized loss (gain) on available-for-sale reclamation deposit	(166)	21
Unrealized loss (gain) on available-for-sale marketable securities	(65)	(199)
Tax effect	37	–
Other comprehensive loss (income)	$(194)	$(178)

Total comprehensive income	$16,476	$11,898

See accompanying notes to consolidated financial statements.

Earnings per share
Basic	$0.12	$0.09
Diluted	0.11	0.08

Weighted average number of common shares outstanding
Basic	136,967	128,435
Diluted	151,082	144,590

TASEKO MINES LIMITED
Consolidated Statements of Shareholders' Equity
(Expressed in thousands of Canadian Dollars, except for per share and share amounts)

		Three months ended		Year ended
		December 31, 2007		September 30, 2007
		(unaudited)

Common shares	Number of shares		Number of shares
Balance at beginning of the period	130,580,538	$205,040	128,388,175	$197,592
Share purchase options at $1.15 per share	–	–	409,833	471
Share purchase options at $1.29 per share	–	–	75,000	97
Share purchase options at $2.07 per share	–	–	233,300	483
Share purchase options at $2.18 per share	12,500	27	244,000	532
Share purchase options at $2.63 per share	–	–	20,000	53
Share purchase options at $2.68 per share	–	–	27,500	74
Share purchase options at $3.07 per share	16,000	49	48,000	147
Share issued for the purchase of mineral property interest	–	–	1,134,730	3,805
Fair value of stock options allocated to shares issued on exercise	–	72	–	1,786
Private placement at $5.20 per share, net of issue costs (note 9)	9,637,792	46,942	–	–
Balance at end of the period	140,246,830	$252,130	130,580,538	$205,040

Equity component of convertible debt
Balance at beginning and end of the period		$13,655		$13,655

Tracking preferred shares
Balance at beginning and end of the period		$26,642		$26,642

Contibuted surplus
Balance at beginning of the period		8,633		3,648
Stock-based compensation		2,772		6,771
Fair value of stock options allocated to shares issued on exercise		(72)		(1,786)
Balance at end of the period		$11,333		$8,633

Accumulated other comprehensive income
Balance at beginning of the period		2,338		–
Unrealized gain (loss) on reclamation deposits		166		(419)
Unrealized gain (loss) on available-for-sale marketable securities		65		4,710
Reclassification of realized loss (gain) on sale of marketable securities		–		(1,508)
Tax effect		(37)		(445)
Balance at end of the period		$2,532		$2,338

Deficit
Balance at beginning of the period		(92,648)		(140,603)
Adjustment to opening deficit		–		(307)
Net earnings for the period		16,282		48,262
Balance at end of the period		$(76,366)		$(92,648)

TOTAL SHAREHOLDERS' EQUITY		$229,926		$163,660

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Cash Flows
(Unaudited - Expressed in thousands of Canadian Dollars)

	Three months ended December 31
	2007	2006

Operating activities
Net earnings for the period	$16,282	$11,720
Items not involving cash
Accretion of reclamation obligation	307	339
Amortization	701	437
Interest accretion on convertible debt	742	716
Stock-based compensation	2,772	759
Future income taxes	(2,539)	3,845
Unrealized foreign exchange	(92)	1,221
Change in fair value of financial instruments	77	(28)
Changes in non-cash operating working capital
Accounts receivable	(1,830)	5,898
Inventories	(2,199)	12,169
Prepaids	(105)	(86)
Accrued interest income on promissory note	(1,078)	(883)
Accounts payable and accrued liabilities	(7,995)	(1,107)
Deferred revenue	(44)	(11,838)
Accrued interest expense on royalty obligation	359	–
Income taxes	(5,059)	2,389
Site closure and reclamation expenditures	(2,413)	(28)
Cash provided by (used for) operating activities	(2,114)	25,523

Investing activities
Purchase of property, plant and equipment	(26,512)	(23,827)
Reclamation deposits	(34)	–
Accrued interest income on reclamation deposits	(571)	(390)
Investment in marketable securities	(254)	(1,960)
Cash used for investing activities	(27,371)	(26,177)

Financing activities
Common shares issued for cash, net of issue costs	47,018	112
Cash provided by financing activities	47,018	112
	–	–
Increase (decrease) in cash and equivalents	17,533	(542)
Cash and equivalents, beginning of period	37,636	89,408
Cash and equivalents, end of period	$55,169	$88,866

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three months ended December 31, 2007
(Unaudited – Expressed in thousands of Canadian Dollars, unless stated otherwise)

1.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements which are available through the Internet on SEDAR at www.sedar.com.

Operating results for the three month period ended December 31, 2007 are not necessarily indicative of the results that may be expected for the full fiscal year ending September 30, 2008.

2.	SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements, except as described in note 3.

3.	CHANGES IN ACCOUNTING POLICIES

Effective October 1, 2007, the Company adopted the following accounting standards updates issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a) Accounting Changes (Section 1506)

This standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. As a result, changes in accounting policies are only permitted when required by a primary source of GAAP or when the change will result in more reliable and more relevant information. Changes in accounting estimates during the period resulting from the increase in the life of the Gibraltar mine are disclosed in note 6 and note 8.

(b) Capital Disclosures (Section 1535)

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

The Company's objectives when managing capital are:

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three months ended December 31, 2007
(Unaudited – Expressed in thousands of Canadian Dollars, unless stated otherwise)

  to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and to provide an adequate return to shareholders by pricing products commensurately with the level of risk.

The Company considers the items included in the consolidated statement of shareholder’s equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

(c) Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

i) Financial Assets

The following table sets out the movement of the Company’s financial asset investments, which are accounted for as ‘available for sale’, ‘at fair value through profit or loss’, ‘held to maturity’ or ‘loans and receivables’ as defined by CICA 3855, Financial Instruments – Recognition and Measurement. No items were classified as ‘at fair value through profit or loss’ or ‘held to maturity’ during the period.

	Loans and		Available for sale	Total
	receivables		securities
At October 1, 2007	$74,436	$	51,938	$126,374
Movements in fair value	–		34	34
Additions	–		289	289
Interest accrued	1,078		692	1,770
At December 31, 2007	$75,514	$	52,953	$128,467

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three months ended December 31, 2007
(Unaudited – Expressed in thousands of Canadian Dollars, unless stated otherwise)

The carrying amounts and fair values of financial assets are as follows:

	December 31, 2007		September 30, 2007
	Estimated	Carrying	Estimated	Carrying
	fair value	value	fair value	value
Cash and equivalents	$55,169	$55,169	$37,636	$37,636
Restricted cash	4,400	4,400	4,400	4,400
Marketable securities and
investments	18,785	18,785	18,542	18,542
Accounts receivable	14,364	14,364	12,021	12,021
Reclamation deposit	34,168	34,168	33,396	33,396
Promissory note	75,514	75,514	74,436	74,436
Total financial assets	$202,400	$202,400	$180,431	$180,431

The fair value of marketable securities and investments and reclamation deposit represents the market value of quoted investments.

The exposure of the Company’s financial assets to interest rate and currency risk as at December 31, 2007 is as follows:

						Weighted
					Weighted	average
		Floating	Fixed		average	period for
		rate	rate		effective	which the
		financial	financial	Equity	interest	rate is fixed
	Total	assets	assets	investments	rate %	in years
USD	$42,177	$42,177	$–	$–	4.16%	–
CAD	145,859	92,456	34,618	18,785	4.76%	–
Total	$188,036	$134,633	$34,618	$18,785

Trade and other
receivables	14,364
Total financial
assets	$202,400

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three months ended December 31, 2007
(Unaudited – Expressed in thousands of Canadian Dollars, unless stated otherwise)

ii) Financial Liabilities

The carrying amounts and fair values of financial liabilities are as follows:

	December 31, 2007		September 30, 2007
	Estimated	Carrying	Estimated	Carrying
	fair value	value	fair value	value

Accounts payable and accrued liabilities	$22,439	$22,439	$30,435	$30,435
Convertible debt	41,658	41,658	41,008	41,008
Royalty obligation	65,776	65,776	65,416	65,416
Total financial
liabilities	$129,873	$129,873	$136,859	$136,859

The fair values of the convertible debt and royalty obligation are determined by discounting the stream of future payments of interest and principal at the estimated prevailing market rates of comparable debt instruments.

The exposure of the Company’s financial liabilities to interest rate and currency risk at December 31, 2007 is as follows:

						Weighted
					Weighted	average	Weighted
					average	period for	average
					effective	which the	period until
		Floating	Fixed rate	Non-interest	interest	rate is fixed	maturity in
	Total	rate debt	debt	bearing debt	rate %	in years	years
USD	$26,984	$–	$26,984	$–	7.125	3.5	3.5
CAD	80,451	65,777	–	14,674	1.800	n/a	20
Total	$107,435	$65,777	$26,984	$14,674

Trade and
other
payables	22,438

Total
financial
liabilities	$129,873

iii) Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed is provided as follows:

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three months ended December 31, 2007
(Unaudited – Expressed in thousands of Canadian Dollars, unless stated otherwise)

Credit Risk

The Company’s credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents, restricted cash and reclamation deposits with high-credit quality financial institutions. The Company does not have financial assets that are invested in asset backed commercial paper.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company’s cash and equivalents are invested in business accounts and bankers acceptances, and which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk. These are discussed further below:

Foreign exchange risk

The Company’s revenues from the production and sale of copper and molybdenum are denominated in US dollars. However the Company's operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars. The results of the Company’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

The Company’s revenues and treatment and transportation charges are substantially denominated in US dollars, whereas all other expenses are substantially denominated in Canadian dollars.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Interest rate risk

In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact on the value of cash equivalents and reclamation deposits.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three months ended December 31, 2007
(Unaudited – Expressed in thousands of Canadian Dollars, unless stated otherwise)

In respect to financial liabilities, the Boliden convertible debenture is not subject to interest rate risk since it non-interest bearing. The royalty obligation is offset by a promissory note held by the Company. The convertible bond carry a fixed interest rate of 7.125% per annum, and as such is not subject to fluctuations in interest rate.

Commodity price risk

The value of the Company’s mineral resource properties is related to the price of gold, copper, molybdenum and niobium and the outlook for these minerals. The Company does not have any hedging or other commodity based risks respecting its operations.

Gold, copper, molybdenum and niobium prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

The profitability of the Company's operations is highly correlated to the market price of copper, molybdenum, niobium and gold. If metal prices decline for a prolonged period below the cost of production of the Company's Gibraltar mine, it may not be economically feasible to continue production.

New Accounting Pronouncements Not Yet Adopted:

(a) Inventories (Section 3031)

This standard replaces the existing Section 3030 with the same title and will harmonize accounting for inventories under Canadian GAAP with International Financial Reporting Standards (“IFRS”). This standard requires that inventories be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. This new Section is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the impact of this new standard.

(b) Going Concern – Amendments to Section 1400

CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company does not expect the adoption of these changes to have an impact on its financial statements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three months ended December 31, 2007
(Unaudited – Expressed in thousands of Canadian Dollars, unless stated otherwise)

4.	MARKETABLE SECURITIES AND INVESTMENTS

	As at December 31, 2007
		Unrealized
	Cost	Gain/(Loss)	Fair Value
Continental Minerals Corporation – Common shares	$9,880	$2,645	$12,525
Continental Minerals Corporation – Warrants	3,118	(2,309)	809
Investment in other public companies	4,828	623	5,451
	$17,826	$959	$18,785

	As at September 30, 2007
		Unrealized
	Cost	Gain/(Loss)	Fair Value
Continental Minerals Corporation – Common shares	$9,880	$2,566	$12,446
Continental Minerals Corporation – Warrants	3,118	(2,232)	886
Investment in other public companies	4,574	636	5,210
	$17,572	$970	$18,542

At December 31, 2007, the estimated fair value of the Continental warrants was estimated at $809 (2007 – $886) (using an expected volatility of 76% (2007 – 46%), a risk free interest rate of 3.92%, (2007 – 3.90%) expected dividends of nil (2007 – nil) and a remaining life of approximately 0.14 years (2007 – 0.4 years). Consequently, a change in mark-to-market adjustment of $77 (2007 – $Nil) was charged to operations.

As at December 31, 2007, the Company held 7,827,726 (2007 – 7,827,726) common shares and 7,318,182 (2007 – 7,318,182) share purchase warrants of Continental.

5.	INVENTORY

	December 31	September 30
	2007	2007
Copper concentrate	$8,220	$6,623
Ore in-process	1,529	2,320
Copper cathode	1,279	605
Molybdenum	281	–
Materials and supplies	8,948	8,510
	$20,257	$18,058

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three months ended December 31, 2007
(Unaudited – Expressed in thousands of Canadian Dollars, unless stated otherwise)

6.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

Plant and equipment - Gibraltar Mine
	December 31, 2007			September 30, 2007
		Accumulated	Net book		Accumulated	Net book
	Cost	Amortization	value	Cost	amortization	value
Buildings and equipment	$6,115	$2,011	$4,104	$6,115	$1,905	$4,210
Mine equipment	64,243	9,565	54,678	62,056	9,216	52,840
Plant and equipment	85,697	1,893	83,804	73,260	1,698	71,562
Vehicles	2,093	838	1,255	1,511	753	758
Computer equipment	3,300	2,359	941	3,178	2,225	953
Land	402	–	402	402	–	402
Deferred pre-stripping costs	43,646	–	43,646	32,949	–	32,949
Asset retirement costs (note 8)	–	–	–	1,426	–	1,426
Total Gibraltar mine	$205,496	$16,666	$188,830	$180,897	$15,797	$165,100

Mineral property interests			$18,940			$18,407

Net asset retirement obligation adjustment			(6,487)			(6,609)

Mineral properties, plant and equipment			$201,283			$176,898

As at December 31, 2007, approximately $67,045 (2007 – $94,656) of plant and equipment is under construction and not being amortized. Amortization recorded during the period reflects the changes in accounting estimates during the period resulting from the increase in the life of the Gibraltar mine.

7.	RELATED PARTY TRANSACTIONS AND BALANCES

	Three months ended December 31
Transactions	2007	2006
Hunter Dickinson Inc.
Services rendered to the Company and its subsidiaries
and reimbursement of third party expenses	$1,848	$1,276

	As at
	December 31	September 30
Advances to	2007	2007
Hunter Dickinson Inc.	$293	$807

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three months ended December 31, 2007
(Unaudited – Expressed in thousands of Canadian Dollars, unless stated otherwise)

8.	SITE CLOSURE AND RECLAMATION OBLIGATIONS

The continuity of the provision for site closure and reclamation costs related to the Gibraltar mine is as follows:

Balance, September 30, 2007	$17,441
Changes during the period:
Reclamation incurred	–
Accretion expense	307
Additional site closure and reclamation obligation recognized	–
Reduction in the present value of reclamation liability due to an extension in mine life	(3,839)
Balance, December 31 2007	$13,909

During the quarter ended December 31, 2007, the value of the underlying site closure and reclamation obligation was revised to reflect an increase in the life of the Gibraltar mine. This change resulted in a revision to the timing of undiscounted cash flows associated with the carrying amount of the liability and a reduction in the present value of the site closure and reclamation obligation. The impact of these changes in estimates are as follows:

  a decrease of $3,839 (2007 – $Nil) in the present value of the reclamation obligation due to an extension in the mine life.

  a decrease of $1,426 (2007 - $Nil) in asset retirement costs included in mineral properties, plant and equipment a gain of $2,413 (2007 – $Nil) resulting from a decrease in the asset retirement cost in excess of its carrying value.

The new estimated amount of the reclamation costs, adjusted for estimated inflation at 2.2% to 2.5% per year, in 2026 dollars, is $75,500 (2007 – $68,400) and is expected to be spent over a period of approximately three years beginning in 2026. The credit-adjusted risk free rates at which the estimated future cash flows have been discounted are 7.1% to 10%, which results in a net present value of $13,909 (2007 – $17,441). The accretion for the quarter ended December 31, 2007 of $307 (2007 – $339) is charged to the statement of operations.

9.	EQUITY FINANCINGS

In October 2007, the Company completed a "bought deal" short form prospectus offering (the "Offering") of 7,115,385 common shares at a price of $5.20 per Common share (the "Offering Price"). The Company granted to the underwriters an over-allotment option to purchase up to an additional 1,067,307 common shares at the Offering Price. The Underwriters elected to exercise the over-allotment option in full at the closing, resulting in aggregate gross proceeds to the Company of $42,550.

In November 2007, the Company completed a private placement financing of 1,455,100 common shares at a price of $5.20 per share for gross proceeds of $7,600.